UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, August 18, 2022 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the second quarter 2022 results. The following items were discussed by executive management as part of the conference call:

We are very pleased with the results we published; these results were influenced by positive market conditions for fertilizers, iodine and lithium, where we saw historically high prices. During the first six months of the year, lithium represented 73% of our gross profit. This comes at a great moment as this year we are celebrating 25 years in the lithium industry. After decades in a “public-private” alliance with Corfo, both parties, along with local communities and the country as a whole, are enjoying the benefits of our investments through know-how, R&D and hard work.

In the lithium industry, we continue to see strong indicators relating to demand growth, particularly in China where it was reported that electric vehicles sales were over double during the first half of 2022, a 113% growth, when compared with the same period last year. Recent months show that this trend remains, EV sales in China were reportedly over 132% higher in June 2022 compared to June 2021. We believe that demand for the year will grow at least 35% pending there are no negative news related to the pandemic or a global recession. Given all of this, it seems likely that prices will remain relatively stable during the remainder of 2022.

While financial contributions of US$2.2 billion will be paid to public funds as a result of our lithium operations during the first half of the year, we are even more proud that we are a leading player in the green revolution through our lithium production, sales and expertise. Our state-of-the-art lithium plant is producing lithium that is used directly in cutting edge battery technologies throughout the world, positively supporting a global CO2 reduction through an electric vehicle transition.

Related to costs, we pay CORFO as a function of our exports from Chile and the average sale price to third parties. As we keep on increasing capacity and keep on producing more, we are exporting more volumes from Chile, that should, in the near future, be sold to customers as product reaches the different markets in which we participate (remember that our integrated operations of value added lithium product are located in Chile, while the main markets are at the other end of the world in Asia). This effect was particularly relevant this quarter as we exported close to 53,000 metric tons while our sales were close to 34,000 metric tons. All of this, coupled with other payments and contributions we make under the public-private alliance with CORFO had an accounting impact on our reported cost of goods sold in the lithium business line, but bear in mind that part of this was also reflected as an increase in our cost of inventory. If prices keep on increasing as dramatically as we saw during the first half of the year, or if the ratio between our sales and exports during each quarter doesn’t change, we may see a similar impact in the future. We believe total costs, cash cost and depreciation, is around US$3,500 per metric ton, slightly higher than last year, despite inflationary pressures, quality improvement and ESG initiatives.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 18, 2022	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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